PINE VALLEY REPORTS INCREASED COKING AND PCI COAL RESERVES

 AT WILLOW CREEK MINE

VANCOUVER, BRITISH COLUMBIA, March 31, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces increased coal reserves at its Willow Creek mine. The revised reserve represents an increase of more than 35% in saleable product coal to 14.798 million tonnes (“Mt”) compared to 10.859 Mt reported in the Company’s previous Technical Report filed on SEDAR in July 2005 (as reconciled for subsequent mining activity). Of the increase in reported saleable product, 3.679 Mt relate to coking coal and 0.26 Mt to PCI taking the total for each type of saleable product coal to 7.722Mt and 7.076Mt respectively.

Moose Mountain Member Corp. has carried out an assessment of the coal resource based on current economic parameters and has produced an updated Technical Report for the Willow Creek mine following the Company’s previous announcement (in February 2006) of a revised five-year mine plan. The revised plan indicated that PCI coal resources had been reduced by 1.231 Mt as a result of thinner intersections and more separable partings in the Company’s 7 Seam than were originally detected and that the Company was also investigating an additional indicated resource of approximately 1.8 Mt of coking coal.

The updated Technical Report is based upon revised detailed pit design and economic analyses. The table below summarizes and reconciles the revised coal reserves at the Willow Creek Mine:

Category	Recoverable (‘000’s tonnes)	Saleable (‘000’s tonnes)

Current Reserves (1)	19,083	14,798
Previous Reserves (2)	13,531	10,859

Increased Reserves	5,552	3,939

(1) Total measured and indicated reserves at January 1, 2006 per updated Technical Report of March 2006.

(2) Total measured and indicated reserves at March 31, 2005 per Technical Report of July 2005 less coal mined for the period from April 1, 2005 to December 31, 2005.

The saleable coal volumes as split between coking and PCI coal have been revised as follows:

Category	Coking (‘000’s tonnes)	PCI (‘000’s tonnes)

Current Saleable	7,722	7,076
Previous Saleable	4,043	6,816

Increased Saleable	3,679	260

The additional coking coal reserves arise as a result of expanding the boundaries of the mining area from the previous plan using economic analysis based upon prevailing market prices and anticipated future mining costs. The increase to the PCI reserves results from the reclassification of Seam 3 from coking coal to PCI. The average stripping ratio for the reported reserves is 5.0 bcm of waste per tonne of recoverable reserve.

The Technical Report has been developed, in compliance with National Instrument 43-101, by the Independent Qualified Persons Mr. Robert J. Morris, M.Sc., P.Geo. and Mr. James H. Gray, P.Eng., who have reviewed and approved this statement.

The updated reserves at the Willow Creek mine support the Company’s intention to increase coking coal as a percentage of total sales as it seeks to develop new markets and increase contracted tonnage commitments.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

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Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development
and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com